SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

ASCONI CORPORATION

(Name of the Issuer)

ASCONI CORPORATION

Constantin Jitaru

Anatolie Sirbu

(Name of Person(s) Filing Statement)

Common Stock, $0.001 par value

(Title of Class of Securities)

04363Q204 (Common Stock)

(CUSIP Number of Class of Securities)

Nicolae Sterbets

Chairman of the Board of Directors

Asconi Corporation

2200 Winter Springs Blvd., Suite 106-330

Oviedo, Florida, 32765

(407) 679-9463

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Person(s) Filing Statement)

with a copy to:

Gerald M. Chizever, Esq.

Loeb & Loeb LLP

10100 Santa Monica Blvd.

Suite 2200

Los Angeles, CA 90067-4164

(310) 282-2000

This statement is filed in connection with (check the appropriate box):

☒	a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule13e-3(c) under the Securities Exchange Act of 1934.

☐	b. The filing of a registration statement under the Securities Act of 1933.

☐	c. A tender offer.

☐	d. None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:    ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$4,211	$0.45

*	For purposes of calculating the fee only, this amount assumes the aggregate cash payment of $4,211 by the Issuer to holders who would otherwise hold fractional shares immediately following a 1-for-30 reverse stock split of the Issuer’s Common Stock. This amount assumes the acquisition of approximately 4,211 pre-split shares for $1.00 per pre-split share.

**	The amount of the filing fee was determined by multiplying the Transaction Valuation by $107 per million.

☐	Check box if any part of the fee is offset as provided by rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable

Form or Registration No.: Not applicable

Filing party: Asconi Corporation, Constantin Jitaru and Anatolie Sirbu

Date filed: March 28, 2006

Introduction

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed by Asconi Corporation, a Nevada corporation (the “Company”), Constantin Jitaru and Anatolie Sirbu, with the Securities and Exchange Commission, in connection with a proposed going private transaction.

Concurrently with the filing of this Schedule 13E-3, the Company, Mr. Jitaru and Mr. Sirbu are filing an information statement on Schedule 14C (the “Information Statement”) pursuant to Regulation 14C under the Securities Exchange Act of 1934, as amended, describing a proposed amendment to the Company’s Articles of Incorporation to effectuate a 1-for-30 reverse stock split of shares of the Company’s Common Stock, par value $0.001 per share. A copy of the Information Statement is attached hereto as Exhibit (a). The information in the Information Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Information Statement and the annexes thereto. Capitalized terms used but not defined herein have the meanings given to them in the Information Statement.

All references to subsections in the Items below are to the subsection of the applicable Item in Regulation M-A.

Item 1.	Summary Term Sheet.

The information set forth in the Information Statement under the caption “Summary of Terms of Reverse Stock Split” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the subject company is Asconi Corporation, a Nevada corporation and its address is 2200 Winter Springs Blvd., Suite 106-330, Oviedo, Florida 32765. The telephone number of its principal executive office is (407) 679-9463.

(b) Securities. As of March 27, 2006, there were 12,172,678 outstanding shares of the Company’s Common Stock.

(c) Trading Market and Price. The Company’s Common Stock is traded on the Pink Sheets Electronic Quotation System under the symbol “ASCD.PK”. The information set forth in the Information Statement under the caption “Questions and Answers About the Reverse Stock Split – At What Prices has the Company’s Stock Traded Recently?” is incorporated herein by reference.

(d) Dividends. No dividends have been paid by the Company on its Common Stock during the past two years. The Company intends to retain its future earnings, if any, and does not anticipate paying cash dividends on its Common Stock in the foreseeable future.

(e) Prior Public Offerings. None.

(f) Prior Stock Purchases. None.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address. Asconi Corporation, the subject company, Constantin Jitaru and Anatolie Sirbu are the filing persons of this statement. The Company’s principal executive offices are located at 2200 Winter Springs Blvd., Suite 106-330, Oviedo, Florida 32765 and its telephone number is (407) 679-9463. Mr. Jitaru and Mr. Sirbu are the controlling stockholders of the Company. Mr. Jitaru’s principal business address is 6 Zamfir Arbore Str., Chisinau, Republic of Moldova, and his telephone number is +373 22 29 28 93. Mr. Sirbu’s principal business address is 6 Zamfir Arbore Str., Chisinau, Republic of Moldova, and his telephone number is +373 22 29 28 93.

(b) Business and Background of Entities. Not applicable.

(c) Business and Background of Natural Persons. Constantin Jitaru and Anatolie Sirbu are controlling stockholders of the Company. Mr. Jitaru is currently the General Director of Asconi SRL. Asconi SRL’s principal executive offices are located at 6 Zamfir Arbore Str., Chisinau, Republic of Moldova. Mr. Sirbu is currently the Financial

Director of Asconi SRL. Asconi SRL’s principal executive offices are located at 6 Zamfir Arbore Str., Chisinau, Republic of Moldova.

Mr. Jitaru served as the Company’s Chairman of the Board, Chief Executive Officer and President from April 2001 to July 2005. Mr. Sirbu served as the Company’s Chief Financial Officer, Secretary, Treasurer, and as a director from June 2001 to July 2005. The Company’s principal executive offices are located at 2200 Winter Springs Blvd., Suite 106-330, Oviedo, Florida 32765.

No person set forth above (i) was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); or (ii) was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibition activities subject to, federal or state securities laws.

Mr. Jitaru is a citizen of the Republic of Moldova. Mr. Sirbu is a citizen of the Republic of Moldova.

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the Information Statement under the captions “Summary of Terms of Reverse Stock Split,” “Questions and Answers About the Reverse Stock Split,” and “Special Factors” is incorporated herein by reference.

(c) Different Terms. The information set forth in the Information Statement under the captions “Summary of Terms of Reverse Stock Split,” and “Special Factors,” is incorporated herein by reference.

(d) Appraisal Rights The information set forth in the Information Statement under the caption “Special Factors—Description of the Reverse Stock Split” is incorporated herein by reference.

(e) Provisions for Unaffiliated Stockholders. None.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Arrangements.

(a) Transactions. The information set forth in the Information Statement under the caption “Certain Transactions” is incorporated herein by reference.

(b) Significant Corporate Events. None.

(c) Negotiations or Contacts. None.

(e) Agreements Involving the Company’s Securities. None.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(b) Use of Securities Acquired. No securities will be acquired in connection with the Reverse Stock Split. The Company will make a cash payment of $1.00 per pre-split share of its Common Stock in lieu of issuing fractional shares that would otherwise result from the Reverse Stock Split.

(c)(1)-(8) Plans. The information set forth in the Information Statement under the captions “Summary of Terms of Reverse Stock Split,” “Special Factors - Reasons for and Purposes of the Reverse Stock Split,” “Special Factors - Effects of the Reverse Stock Split,” “Special Factors - Effect of the Reverse Stock Split on Option Holders,” “Special Factors - Financial Effect of the Reverse Stock Split,” “Special Factors - Termination of Exchange Act Registration,” and “Special Factors - Conduct of the Company’s Business After the Reverse Stock Split” is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects.

(a) Purposes. The information set forth in the Information Statement under the caption “Special Factors—Reasons for and Purposes of the Reverse Stock Split” is incorporated herein by reference.

(b) Alternatives. The information set forth in the Information Statement under the caption “Special Factors - Strategic Alternatives Considered,” and “Special Factors — Background of the Reverse Stock Split” is incorporated herein by reference.

(c) Reasons. The information set forth in the Information Statement under the captions “Special Factors - Reasons for and Purposes of the Reverse Stock Split,” and “Special Factors - Background of the Reverse Stock Split” is incorporated herein by reference.

(d) Effects. The information set forth in the Information Statement under the captions “Special Factors - Effects of the Reverse Stock Split,” “Special Factors - Potential Disadvantages of the Reverse Stock Split to Stockholders; Accretion in Ownership and Control of Certain Stockholders,” “Special Factors - Effect of the Reverse Stock Split on Option Holders,” “Special Factors - Financial Effect of the Reverse Stock Split,” “Special Factors - Federal Income Tax Consequences of the Reverse Stock Split,” “Special Factors - Financing of the Reverse Stock Split,” “Special Factors - Costs of the Reverse Stock Split,” and “Special Factors - Conduct of the Company’s Business After the Reverse Stock Split” is incorporated herein by reference.

Item 8.	Fairness of the Transaction.

(a) Fairness. Constantin Jitaru and Anatolie Sirbu have adopted the findings of the Company’s Special Committee and Board of Directors regarding the material factors upon which it was determined that the Reverse Stock Split was fair to the Company’s unaffiliated stockholders. Specifically, Mr. Jitaru and Mr. Sirbu hereby state their belief as to the fairness of the proposed transaction to unaffiliated stockholders, both those who will be cashed out by the Reverse Stock Split and those who will remain as stockholders after the Reverse Stock Split, based upon their ratification of the conclusions of the Company’s Special Committee and Boards of Directors as to the Reverse Stock Split. The information set forth in the Information Statement under the captions “Summary of Terms of Reverse Stock Split,” “Special Factors - Reasons for and Purposes of the Reverse Stock Split,” “Special Factors - Strategic Alternatives Considered,” “Special Factors - Background of the Reverse Stock Split,” “Special Factors - Recommendation of the Special Committee and the Board; Fairness of the Reverse Stock Split,” and “Special Factors - Procedural Fairness” is incorporated herein by reference. No director dissented or abstained from voting on the Rule 13e-3 transaction.

(b) Factors Considered in Determining Fairness. The information set forth in the Information Statement under the captions “Summary of Terms of Reverse Stock Split,” “Questions and Answers About the Reverse Stock Split,” “Special Factors - Reasons for and Purposes of the Reverse Stock Split,” “Special Factors - Strategic Alternatives Considered,” “Special Factors - Background of the Reverse Stock Split,” “Special Factors - Recommendation of the Special Committee and the Board; Fairness of the Reverse Stock Split,” and “Special Factors - Procedural Fairness” is incorporated herein by reference.

(c) Approval of Security Holders. The transaction is not structured to require approval of at least a majority of unaffiliated security holders. The information set forth in the Information Statement under the caption “Special Factors - Description of the Reverse Stock Split” is incorporated herein by reference.

(d) Unaffiliated Representative. No director who is not an employee of the Company has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction and/or preparing a report concerning the fairness of the transaction.

(e) Approval of Directors. The information set forth in the Information Statement under the captions “Special Factors - Background of the Reverse Stock Split,” and “Special Factors - Recommendation of the Special Committee and the Board; Fairness of the Reverse Stock Split” is incorporated herein by reference.

(f) Other Offers. None.

Item 9.	Reports, Opinions, Appraisals and Negotiations.

(a) Report, Opinion or Appraisal The information set forth in the Information Statement under the captions “Special Factors - Recommendation of the Special Committee and the Board; Fairness of the Reverse Stock Split,” and “Special Factors - Procedural Fairness” is incorporated herein by reference.

(b) Preparer and Summary of the Report, Opinion or Appraisal. Not applicable.

(c) Availability of Documents. Not applicable.

Item 10.	Source and Amounts of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Information Statement under the caption “Special Factors - Financing of the Reverse Stock Split” is incorporated herein by reference.

(b) Conditions. The information set forth in the Information Statement under the caption “Special Factors - Financing of the Reverse Stock Split” is incorporated herein by reference.

(c) Expenses. The information set forth in the Information Statement under the captions “Special Factors - Effects of the Reverse Stock Split,” “Special Factors - Financial Effect of the Reverse Stock Split,” and “Special Factors - Costs of the Reverse Stock Split” is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

Item 11.	Interest in Securities of the Subject Company.

(a) Security Ownership. The information set forth in the Information Statement under the caption “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b) Securities Transactions. None.

Item 12.	The Solicitation or Recommendation.

(d) Intent to Tender or Vote in Going-Private Transaction. The information set forth in the Information Statement under the captions “Summary of Terms of Reverse Stock Split,” “Special Factors - Background of the Reverse Stock Split,” “Special Factors - Recommendation of the Special Committee and the Board; Fairness of the Reverse Stock Split,” and “Special Factors - Description of the Reverse Stock Split” is incorporated herein by reference. All of the Company’s officers and directors have consented to the Reverse Stock Split.

(e) Recommendations of Others. The information set forth in the Information Statement under the captions “Summary of Terms of Reverse Stock Split,” “Special Factors - Background of the Reverse Stock Split” “Special Factors - Recommendation of the Special Committee and the Board; Fairness of the Reverse Stock Split,” and “Special Factors - Procedural Fairness” is incorporated herein by reference.

Item 13.	Financial Statements.

(a) Financial Information. The financial information in the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2004 and the Company’s Quarterly Report on Form 10-QSB for the quarter ended September 30, 2005 is incorporated herein by reference. The information set forth in the Information Statement under the captions “Selected Financial Information,” “Incorporation by Reference,” and “Available Information” is incorporated herein by reference.

(b) Pro Forma Information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. None.

(b) Employees and Corporate Assets. None.

Item 15.	Additional Information.

(b) Other Material Information. The information set forth in the Information Statement, including all annexes thereto, and each exhibit hereto, is incorporated herein by reference.

Item 16.	Exhibits.

(a) The Company’s Preliminary Information Statement on Schedule 14C filed with the Securities and Exchange Commission concurrently with this form is incorporated herein by reference.

(b) Not applicable.

(c) Not applicable.

(d) Not applicable.

(f) Not applicable.

(g) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ASCONI CORPORATION

Date: March 28, 2006	By:	/s/ NICOLAE STERBETS
		Name:	Nicolae Sterbets
		Title:	Chairman of the Board, President Chief Executive Officer

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CONSTANTIN JITARU

Date: March 28, 2006	By:	/s/ CONSTANTIN JITARU
		Name:	Constantin Jitaru

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANATOLIE SIRBU

Date: March 28, 2006	By:	/s/ ANATOLIE SIRBU
		Name:	Anatolie Sirbu

INDEX TO EXHIBITS

Exhibit Number	Description

(a)	The Company’s Preliminary Information Statement on Schedule 14C filed with the Securities and Exchange Commission concurrently with this form is incorporated herein by reference.